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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following letter was distributed to CBOT members and membership interest holders on December 1, 2000 and is currently available on the CBOT's intranet site, MemberNet.

December 1, 2000


Dear Fellow Members:

Yesterday, the Board of Directors approved a streamlined and efficient budget for 2001 that provides a blueprint by which the CBOT can begin to return to an acceptable level of financial stability. First Vice Chairman Charlie Carey, the members of the Finance Committee, and senior management are to be commended for their work.

Although sacrifices were made, this budget allows us to continue to pursue our business strategy of providing both an open outcry and electronic trading marketplace that leaves the choice of market to the customer. The budget also allows the CBOT to meet all of its financial obligations and increase its cash position, without an assessment on the membership. This is made possible by continued reductions in spending and employment levels, and by charging annual dues in January.

The Finance Committee established a budgeted volume of 800,000 contracts per day with the assumption that 15% of those contracts will be traded on the a/c/e platform. The 2001 budget does not provide funding for the version 2.0 software on the a/c/e platform. Nor does it provide funding for a major rewrite of the order routing data base software. There is little else aside from the operating costs of the two venues. Cash management will continue to be closely monitored, especially in the first half of the year when the majority of the debt obligations are owed.

This budget does provide a plan to strengthen the CBOT's financial position. Cash flow from the day-to-day operations of the Exchange has been and continues to be positive. Keep in mind that over the past several years the CBOT has spent $63 million in equity on a new trading facility, repaid $22.5 million of debt on that facility, $20 million on the a/c/e alliance prior to the first membership vote, and $50 million installing the new a/c/e platform.

The Board of Directors is confident the 2001 budget positions your Exchange for future growth and success as we move to complete our restructuring strategy.

                                                Sincerely,

                                                /s/David P. Brennan

                                                David P. Brennan

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The CBOT urges its members and membership interest holders to read the
Registration Statement(s) on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when they become available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT, at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 606-4-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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